

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via Facsimile
James J. Fahrner
Chief Financial Officer
Titan Energy Worldwide, Inc.
10315 Grand River Avenue
Brighton, MI 48116

> **Re: Titan Energy Worldwide, Inc.**
> **Amendment 1 to Form 10-K for year ended December 31, 2010**
> **Filed May 24, 2011**
> **Form 10-Q for the quarter ended June 30, 2011**
> **Filed August 16, 2011**
> **File No. 0-26139**

Dear Mr. Fahrner:

We have reviewed your letter dated August 12, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form 10-K for the year ended December 31, 2010

Note 4 – Notes Payable, page F-14

1.   We note your response to prior comment 1. We note that FASB ASC paragraph 820-10-30-4 applies to situations where the transaction price is the fair value at inception. Please explain why you believe that transaction price is equal to the fair value. Please explain to us how you considered the guidance set forth in FASB ASC paragraph 820-10-30-3.

2.   Notwithstanding the prior comment, please explain why you charged the excess fair value to interest expense if you concluded that the transaction price was equal to fair value at inception.

3.   Additionally, please explain to us how you considered the guidance regarding blockage discounts in FASB ASC paragraph 820-10-35-44.

4.   We note from your response to prior comment 2 that based on your analysis of SAB 99, you do not believe that the effect of your misstatement is material to your financial statements. Given that SAB 99 provides a framework to consider if a quantitatively insignificant misstatement may be material to the financial statements, it is unclear how you concluded that this error is quantitatively insignificant and therefore not material to your financial statements. Please advise.

Form 10-Q for the quarter ended June 30, 2010

General

5.   We note that you have not provided an interactive data file as required by Item 601(B)101 of Regulation S-K. Please tell us when you plan to file these exhibits or why you are not required to file these exhibits.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643 with any questions.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin L. Vaughn
                                        Accounting Branch Chief